13 September 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 78,000 Reed Elsevier PLC ordinary shares at a price of 595.9923p per share.
The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 36,934,298 ordinary shares in treasury, and has 1,217,508,469 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 49,500 Reed Elsevier NV ordinary shares at a price of €10.4972 per share.
The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 25,495,810 ordinary shares in treasury, and has 699,234,759 ordinary shares in issue (excluding treasury shares).